Exhibit 99.1

Copernic Announces 2007 Second Quarter Financial Results

Montreal, Canada, August 8, 2007 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading provider of award winning search technology for the web, desktop and mobile spaces, today announced its financial results for the second quarter ended June 30, 2007. Unless otherwise stated, all figures in this release are in US dollars.

Financial Highlights

▪	Revenue at $1.95 million compared to $1.93 million in the second quarter 2006
▪	Net loss of $1.1 million or ($0.07 per share) compared to net loss of $1.3 million or ($0.09 per share)
▪	Expenses 10% lower to $2.53 million compared to $2.82 million
▪	Cash, cash equivalents and temporary investments for the period ending June 30, 2007, totalled $7.84 million

Operational Highlights

▪	Increased Search advertising revenue by 20% to $1.81 million
▪	Launched beta version of Mobile Plug-in for Copernic Desktop Search product targeted to mobile phone users

Financial Results
Revenues in second quarter 2007 totalled $1,952,546 compared to $1,929,251 in second quarter 2006. Search advertising revenues increased by 20% or $302,816 to $1,807,008 due to expanded distribution and new clients. Graphic advertising decreased $205,521 to $11,796 due to the decline in pop-up campaigns and a decrease in demand for all other graphic ad units. Other revenues such as software licensing, customized development and maintenance support decreased by $74,000 to $133,742 in second quarter 2007. Gross margin in second quarter 2007 was 66% compared to 72% for the same period in 2006 due to higher payouts to partners for delivering better quality traffic.

Expenses in second quarter 2007 decreased 10% to $2,531,151 from $2,824,948 in the second quarter 2006 due primarily to three factors: General and administration expenses decreased by $260,728 mainly due to lower personnel costs ($136,000), a decrease in directors and officers (D&O) insurance ($85,000), and a loss on foreign exchange decreased by $82,067 in second quarter 2007 compared to second quarter 2006.

Net loss in second quarter 2007 was $1,085,326 ($0.07 per share) compared to $1,266,196 ($0.09 per share) for the same period in 2006.

Cash, cash equivalents and temporary investments at June 30, 2007 totalled $7,840,247. With this strong cash balance, the Company is well positioned to continue its product licensing opportunities and expand the Copernic Desktop Search (CDS) product targeted to mobile phone users.

Corporate Developments and Strategy

During the second quarter, the Company launched a refreshed corporate image to reflect its strategic focus on Web search, media services and software development. Moving forward, the Company plans on continuing to grow its business by:

•	Increasing its presence globally to establish Copernic as a major player in mobile desktop search;
•	Expanding Copernic’s distribution channels for search/media solutions and software licensing agreements; and
•	Continuing investment in R&D to maintain high standards of innovation and advanced technology.

“We are confident that the realignment of our core strategies in conjunction with the recent launch of the beta version of our mobile desktop search product, our strong cash position and continued focus on cost control, positions Copernic to become a leading provider in search technology for the web, desktop and mobile spaces,” said Martin Bouchard, President and CEO of Copernic Inc.

Conference Call Notice

The live Web cast of the Company’s 2007 second quarter financial results conference call will be available at 4:30 PM (EST) on August 8, 2007, on the Investor Relations section of the the Company’s website: www.copernic-inc.com/corporate/en/investors/index.html. The archived Web cast will be made available on the Company’s Web site starting one hour after the completion of the call.

About Copernic Inc.

Copernic Inc. is a leading provider of award winning search technology for both the Web, desktop and mobile space delivered through its properties, such as www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests and has media placement partnerships established not only in North America, but in Europe and Australia as well. More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation negatively impact the Company. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Daniel Bertrand
Executive Vice President and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682 EXT.118
Telephone:  (514) 908-4318
Email:  dbertrand@copernic.com
Web site:  www.copernic-inc.com

Copernic Inc. Condensed Consolidated Balance Sheets
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	As at June 30, 2007 $	As at December 31, 2006 $
Assets

Current assets
Cash and cash equivalents	6,319,535	2,379,617
Temporary investments	1,520,712	5,591,842
Accounts receivable	1,124,235	2,734,172
Income taxes receivable	210,143	110,002
Prepaid expenses	448,060	261,885

	9,622,685	11,077,518

Investments	150,000	150,000

Property and equipment	631,843	503,828

Intangible assets	5,306,017	6,190,298

Goodwill	15,417,844	15,417,844

	31,128,389	33,339,488

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,590,144	2,289,686
Deferred revenue	268,505	227,660
Deferred rent	12,986	12,273
Income tax payable	8,100	8,100
Current portion capital lease obligations	51,154	-
Liabilities of discontinued operations	-	6,253

	1,930,889	2,543,972

Capital lease obligations	116,491	-
Future income taxes	1,600,869	1,900,866

Shareholders’ Equity

Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares (14,340,864 in 2006)	96,556,485	95,298,234

Additional paid-in capital	5,499,450	5,706,183

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(75,136,932)	(72,670,904)

	27,480,140	28,894,650

	31,128,389	33,339,488

Copernic Inc. Condensed Consolidated Statements of Operations
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	For the six months ended		For the three months ended
	June 30		June 30
	2007 $	2006 $	2007 $	2006 $

Revenues	4,595,450	4,138,913	1,952,546	1,929,251

Cost of revenues	1,541,615	1,254,452	655,901	533,756

Gross Margin	3,053,835	2,884,461	1,296,645	1,395,495

Expenses
Marketing, sales and services	970,202	916,912	521,871	457,780
General and administration	2,700,668	2,074,656	869,457	1,130,185
Product development and technical support	1,211,259	1,308,601	616,150	631,452
Amortization of property and equipment	117,634	84,026	61,292	40,568
Amortization of intangible assets	984,371	1,050,557	493,254	524,933
Interest and other income	(237,258)	(196,119)	(94,431)	(105,595)
Loss on foreign exchange	72,166	135,227	63,558	145,625

	5,819,042	5,373,860	2,531,151	2,824,948

Loss from continuing operations before income taxes	(2,765,207)	(2,489,399)	(1,234,506)	(1,429,453)

Recovery of future income taxes	(299,997)	(318,548)	(149,998)	(159,274)
Current income taxes	818	-	818	-
Loss from continuing operations	(2,466,028)	(2,170,851)	(1,085,326)	(1,270,179)

Results of discontinued operations, net of income taxes	-	29,572	-	3,983

Net loss for the period	(2,466,028)	(2,141,279)	(1,085,326)	(1,266,196)
Basic and diluted loss per share from continuing operations	(0.17)	(0.15)	(0.07)	(0.09)
Basic and diluted loss per share from discontinued operations	-	-	-	-
Basic and diluted net loss per share	(0.17)	(0.15)	(0.07)	(0.09)

Weighted average number of shares outstanding -basic and diluted	14,491,054	14,340,864	14,604,986	14,340,864

Copernic Inc. Condensed Consolidated Statements of Cash Flows
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	For the six months ended		For the three months ended
	June 30		June 30
	2007 $	2006 $	2007 $	2006 $
Cash flows from (used for)

Operating activities
Loss from continuing operations	(2,466,028)	(2,170,851)	(1,085,326)	(1,270,179)
Adjustments for
Amortization of property and equipment	117,634	84,026	61,292	40,568
Amortization of intangible assets	984,371	1,050,557	493,254	524,933
Employee stock-based compensation	375,260	265,245	78,588	129,383
Future income taxes	(299,997)	(318,548)	(149,998)	(159,274)
Unrealized loss on foreign exchange	1,589	1,722	1,589	1,722
Net change in non-cash working capital items	677,842	706,380	(326,003)	442,689

Cash used for operating activities from continuing operations	(609,329)	(381,469)	(926,604)	(290,158)
Cash used for operating activities from discontinued operations	-	(75,196)	6,253	(24,067)

	(609,329)	(456,665)	(920,351)	(314,225)

Investing activities
Reimbursement related to Copernic Technologies Inc. business acquisition	-	315,543	-	315,543
Purchase of intangible assets	(61,387)	(24,643)	(36,950)	(19,774)
Purchase of property and equipment	(136,754)	(36,341)	(81,530)	(23,163)
Net decrease in temporary investments	4,071,130	4,013,312	(19,509)	-

Cash from (used for) investing activities from continuing operations	3,872,989	4,267,871	(137,989)	272,606

Financing activities
Issuance of capital stock	676,258	-	179,404	-

Cash from financing activities from continuing operations	676,258	-	179,404	-

Effect of foreign exchange rate changes on cash and cash equivalents	-	110,760	-	116,137

Net change in cash and cash equivalents during the period	3,939,918	3,921,966	(878,936)	74,518

Cash and cash equivalents - Beginning of period	2,379,617	4,501,201	7,198,471	8,348,649

Cash and cash equivalents - End of period	6,319,535	8,423,167	6,319,535	8,423,167
Cash and cash equivalents comprise:
Cash	1,817,587	8,423,167	1,817,587	8,423,167
Short-term investments	4,501,948	-	4,501,948	-
	6,319,535	8,423,167	6,319,535	8,423,167